05039328

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49186

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRINSON PATRICK SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 MADISON AVENUE
(No and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TODD WYCHE 212 - 453-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISER LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR [...] 2005 WASH. D.C. 179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

AH 3-23-2005

OATH OR AFFIRMATION

I, Todd Wyche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brinson Patrick Securities Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Managing Director

Title

February 24. 2005

Notary Public

NOREEN WALSH
Notary Public, State of New York
No. 01WA6053006
Qualified in Queens County
Commission Expires January 2, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Statement Regarding the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filling, see Section 240.17a-5(e)(3)

Brinson Patrick Securities Corporation

Statement of Financial Condition

December 31, 2004

BRINSON PATRICK SECURITIES CORPORATION

CONTENTS

	Page Number
Facing Page to Form X-17A-5	2A
Affirmation of Officer	2B
Independent Auditors' Report	3
Statement of Financial Condition	4
Notes to Financial Statement	5-7

Weiser LLP
Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.mrweiser.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Brinson Patrick Securities Corporation

We have audited the accompanying statement of financial condition of Brinson Patrick Securities Corporation ("Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brinson Patrick Securities Corporation as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, N.Y.
February 7, 2005

BRINSON PATRICK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 383,546
Deposit with clearing broker	100,092
Due from clearing broker	90,462
Property and equipment, net of accumulated depreciation and amortization of $4,199	33,557
Investment in limited partnership	7,828
Prepaid expenses and other	75,521
Due from related party	19,365
	$ 710,371

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 265,412
Income taxes payable	24,000
Due to related party	42,086
	331,498
Commitments	
Stockholders' equity:	
Common stock, no par value, authorized 200 shares, issued and outstanding 60 shares	155,000
Additional paid-in-capital	675,450
Accumulated deficit	(451,577)
	378,873
	$ 710,371

The accompanying notes are an integral part of this financial statement.

BRINSON PATRICK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Business:

Brinson Patrick Securities Corporation (the "Company") is registered as a broker-dealer with the Securities Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. and is involved in the sale of securities for its clients.

The Company does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Cash Equivalents:

The Company considers money market accounts to be cash equivalents. The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Investment in Limited Partnership:

The Company is a limited partner in a limited partnership under common control. The Company values its investment using the equity method of accounting.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using straight line method over the estimated useful lives.

Income Taxes:

The Company has elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to federal and state tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes, and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company, is therefore, taxed at regular corporation tax rates.

Use of Estimates:

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. CLEARING AGREEMENT:

The Company has an agreement with a brokerage firm to carry its customer accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $100,000. This cash position serves as collateral for any losses the brokerage firm sustains as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2004, a money market investment of $100,092 was held in this account and is reflected as a deposit with clearing broker in the statement of financial condition.

3. REGULATORY NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum regulatory net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's regulatory net capital was $240,524 which was in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 1.38 to 1.

4. PROPERTY AND EQUIPMENT:

Property and equipment at December 31, 2004 consist of:

		Estimated Useful Lives
Computer hardware	$ 13,840	5 Years
Computer software	23,916	3 Years
	37,756	
Less accumulated depreciation	4,199	
	$ 33,557	

5. SHORT-TERM BORROWINGS:

The Company has a $75,000 revolving line of credit with a bank. The borrowings bear interest at the prime interest rate (5.25%). At December 31, 2004, the Company has no outstanding balance against the revolving line of credit.

6. RELATED PARTY TRANSACTIONS:

(a) At December 31, 2004, $19,365 was due from BPCM.

(b) At December 31, 2004, $42,086 was due to BPCM.

7. RETIREMENT PLANS:

The Company has an employee benefit plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute up to 15% of annual compensation, but not in excess of the maximum allowed under the Code. The employer's matching contribution shall be determined by the employer with respect to each plan year.

8. MAJOR CUSTOMERS:

The Company has agreements with unrelated third parties, giving them the ability to raise capital through the Company's Delayed Offering of Common Stock program. The Company serves as the underwriter for these parties and, in return, receives payment in the form of commissions.

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers, and, therefore, there were no excess margin securities.